UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NATIONAL HOLDINGS CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

636375107
(CUSIP Number)

Christopher C. Dewey
c/o National Holdings Corporation
120 Broadway, 27th Floor
New York, New York 10271
(212) 417-8000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 12, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
(Amendment No. 1)

CUSIP NO. 636375 10 7
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Christopher C. Dewey
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) X*
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,713,311**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,713,311**
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,713,311**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.20%***
14	TYPE OF REPORTING PERSON IN

* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.
** This amount includes 220,000 shares issuable upon exercise of fully-vested stock options or those vesting within 60 days of this report, 502,603 shares issuable upon conversion of shares of Series C Preferred Stock, 617,534 shares issuable upon exercise of fully-vested warrants and 373,174 shares of Common Stock.  Does not include an aggregate of 25,000 shares of Common Stock held by the reporting person’s daughters or 335,069 shares issuable upon exercise of un-vested warrants.
*** Calculated after including the above referenced shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and the exercise of fully-vested stock options and warrants in the numerator and the denominator.

Item 1.  Security and Issuer.

This Amendment No. 1 amends and supplements the statement on Schedule 13D (the “Schedule 13D”) relating to the common stock, par value $.02 per share (the “Common Stock”), of National Holdings Corporation, a Delaware corporation (the “Company” or the “Issuer”) and is filed with the Securities and Exchange Commission on behalf of Christopher C. Dewey. Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D. Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

Item No. 3 of Schedule 13D is supplemented and amended by inserting the following at the end thereof:

On July 12, 2010, the Reporting Person entered into that certain Securities Purchase Agreement (the “July 2010 Purchase Agreement”), by and among the Company, the Reporting Person and the additional purchasers named therein. Pursuant to the July 2010 Purchase Agreement, among other things, the Reporting Person purchased aggregate of (i) 5,026 shares of Series C Convertible Preferred Stock (the “Series C Preferred Stock”) and (ii) a warrant to purchase 502,603 shares of the Company’s Common Stock (the “Conversion Warrant”).  The Series C Preferred Stock is convertible into an aggregate of 502,603 shares of Common Stock.  The funds to purchase the above securities were obtained by converting the Company’s promissory note in the principal amount of $250,000, plus accrued interest, as described in the following paragraph.

On June 10, 2010, the Company completed a private placement of $1,700,000 of subordinated notes (the “June 2010 Private Placement”), of which the Reporting Person purchased a note in the principal amount of $250,000. This note was purchased with personal funds of the Reporting Person.

Item 4.  Purpose of Transaction.

The Reporting Person acquired the securities referenced in Item 3 above solely for the purpose of investment.  The investment is subject to the terms of the July 2010 Purchase Agreement, the Certificate of Designations for the Series C Preferred Stock (the “Certificate of Designations”), the Certificate of Correction to the Certificate of Designations (the “Certificate of Correction”), the Conversion Warrant and the Registration Rights Agreement, dated as of July 12, 2010, by and between the Company, the Reporting Person and the additional purchasers named therein (the “July 2010 Registration Rights Agreement”), which are attached as exhibits to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 14, 2010, and are incorporated herein by reference.  The Reporting Person is a member of the Board of Directors of the Company and as a part of the June 2010 Private Placement was named to a newly created committee of the Board of Directors (the “Financial Transactions Committee”) which is responsible for pursuing equity financing in excess of $3 million, and relationships with strategic partners and similar material fundamental transactions, including mergers and acquisitions (“Significant Transactions”).  The committee will have the primary responsibility to pursue and evaluate all Significant Transactions, provided that all Significant Transactions will remain subject to approval by the full Board of Directors.

The shares of Series C Preferred Stock held by the Reporting Person are initially convertible into an aggregate of 502,603 shares of Common Stock at a conversion price of $0.50 per share.  The Series C Preferred Stock has no dividend rights, votes on an as-converted basis with the Common Stock (less one share) and has a liquidation preference of $50.00 per share, which is junior in preference only to the holders of the Company’s Series A Preferred Stock.  From the date of the Purchase Agreement until March 31, 2011 (the “Participation Period”), the conversion price of the Series C Preferred Stock is subject to full-ratchet price protection in the event the Company issues or sells, or is deemed to have issued or sold, subject to certain standard exceptions, any shares of its Common Stock for consideration per share less than the conversion price of the Series C Preferred Stock then in effect.  In addition, the number of shares of Common Stock into which the Series C Preferred Stock is convertible is subject to adjustment to reflect subdivisions or combinations of our Common Stock such as through stock splits, dividends, distributions and similar adjustments to the Company’s capital stock.

During the Participation Period, the Reporting Person has a right of co-sale in the event the Company enters into an equity or equity-linked capital raising transaction with a third party in excess of $3 million.  In such an event, should such right of co-sale be accepted by the Reporting Person, he has the right to sell his shares of Series C Preferred Stock (the “Conversion Shares”) to such third party and receive the following consideration; (i) during the ninety day period following the date of the Purchase Agreement (the “First Period”) $0.75 per Conversion Share; (ii) during the ninety day period following the First Period (the “Second Period”) $1.00 per Conversion Share; (iii) during the ninety day period following the Second Period (the “Third Period”) $1.25 per Conversion Share; and (iv) during the period following the Third Period until the expiration of the Participation Period (the “Final Period”) $1.50 per Conversion Share.

The Conversion Warrant issued pursuant to the terms of the July 2010 Purchase Agreement is exercisable for 502,603 shares of Common Stock, at an exercise price of $0.50 per share (subject to adjustment).  The Conversion Warrant vests 33% immediately and 33% on each of the first and second anniversaries of the date of grant.  Each vested portion of the Conversion Warrant is exercisable for a 5-year period beginning on the date of vesting.  Until March 31, 2011, the exercise price of the Conversion Warrant is subject to the same full-ratchet price protection and share adjustments as the Series C Preferred Stock.  In addition, the number of shares of Common Stock subject to each Conversion Warrant is subject to adjustment to reflect subdivisions or combinations of the Company’s Common Stock such as through stock splits, dividends, distributions and similar adjustments to the Company’s capital stock.

The Reporting Person intends to review his investment in the Company from time to time. Subject to the limitations set forth herein and depending upon (i) the price and availability of the Common Stock, (ii) subsequent developments affecting the Company, (iii) the Company’s business and prospects, (iv) other investment and business opportunities available to the Reporting Persons, (v) general stock market and economic conditions, (vi) tax considerations, and (vii) other factors deemed relevant, the Reporting Persons may decide to convert and/or exercise all or a portion of the shares of Series C Preferred Stock, the Conversion Warrant, or other warrants or stock options held by the Reporting Person and/or increase or decrease the size of his investment in the Company and/or make a proposal with respect to a recapitalization of the Company or similar transaction.

Except as described in this Schedule 13D, the Reporting Persons has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented by adding thereto the following:

(a)           As of July 12, 2010, there were 17,276,704 shares of Common Stock issued and outstanding. The Reporting Person is the beneficial owner of 1,713,311 shares of Common Stock, which represents 9.20% of the outstanding shares of Common Stock. Such amount includes (i) 502,603 shares issuable upon conversion of the Series C Preferred Stock, (ii) 220,000 shares issuable upon exercise of fully-vested stock options or those which will vest within 60 days of this report, (iii) 617,534 shares issuable upon exercise of fully-vested stock purchase warrants and (iv) 373,174 shares of Common Stock.  Such amount does not include 335,069 shares issuable upon exercise of un-vested stock purchase warrants or an aggregate 25,000 shares of Common Stock held by his daughters. The Reporting Person disclaims beneficial ownership in an aggregate 25,000 shares of Common Stock held by his daughters.

(b)           The Reporting Person exercises sole voting and dispositive power with respect to the 1,713,311 shares of Common Stock beneficially owned by the Reporting Person.

(c)           Except as set forth in this Statement, there have been no sales or purchases with respect to the Issuer's Shares effected during the past sixty days by any of the Reporting Persons listed in (a) above.

(d)           No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, his shares of Common Stock.

(e)           Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Securities Purchase Agreement

In addition to the description set forth in Items 3 and 4 above, the July 2010 Purchase Agreement contains customary representations and warranties and covenants. The July 2010 Purchase Agreement is attached as an exhibit to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 14, 2010 and incorporated by reference herein.  The terms and conditions of the July 2010 Purchase Agreement, the Series C Preferred Stock and the Conversion Warrant issued thereunder, are further described in Item 4 and Item 5 above and are incorporated by reference herein.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, the Company has agreed to use its best efforts to register (i) the shares of Common Stock that are issuable upon conversion of the Series C Preferred Stock and (ii) the shares of Common Stock upon issuable upon exercise of the Conversion Warrant (collectively, “Registrable Shares”).  Subject to SEC Guidance and the rights of the St. Cloud Registrable Securities, as defined in the Registration Rights Agreement, the Company is required to prepare and file with the SEC a registration statement within 90 days following the closing of this transaction and shall use commercially reasonable efforts to have the registration statement declared effective as soon as practicable, but in any event within 180 days following the closing of this transaction.  The Registration Rights Agreement is attached as an exhibit to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 14, 2010 and incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits.

1
Securities Purchase Agreement, dated as of July 12, 2010, by and between the Company and the Investors signatory thereto (incorporated by reference from Exhibit 10.35 to the Company’s Current Report on Form 8-K, filed July 14, 2010).

2
Certificate of Designation of Series C Preferred Stock as filed with the Delaware Secretary of State (incorporated by reference from Exhibit 3.8 to the Company’s Current Report on Form 8-K, filed July 14, 2010).

3
Certificate of Correction to the Certificate of Designation of Series C Preferred Stock as filed with the Delaware Secretary of State (incorporated by reference from Exhibit 3.9 to the Company’s Current Report on Form 8-K, filed July 14, 2010).

4	Form of Warrant, dated July 12, 2010, issued by the Company to investors (incorporated by reference from Exhibit 4.9 to the Company’s Current Report on Form 8-K, filed July 14, 2010).

5
Registration Rights Agreement, dated as of July 12, 2010, by and between the Company and the Investors signatory thereto (incorporated by reference from Exhibit 10.36 to the Company’s Current Report on Form 8-K, filed July 14, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2010                                                                                             /S/ CHRISTOPHER C. DEWEY
Christopher C. Dewey